Mail Stop 4561

August 6, 2009

C. Nicholas Keating, Jr.
Chief Executive Officer
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, CA 94555

Re: Network Equipment Technologies, Inc.
Form 10-K for the Fiscal Year Ended March 27, 2009
Filed May 22, 2009
Form 8-K Filed July 23, 2009
Form 10-Q for the Fiscal Quarter Ended June 26, 2009
Filed August 4, 2009
File No. 1-10255

Dear Mr. Keating:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 27, 2009

Item 1. Business

Customers and Markets

1.   You disclose that a substantial portion of government revenue is derived from your contract with the GSA, which expires in 2010. Please tell us what consideration you

have given to filing this agreement as a material contract pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note your disclosure that 72.9% of your 2009 revenues came from the federal government.

Customer Service

2.   You reference an agreement with CACI International, Inc. by which CACI has certain rights to provide maintenance and other services to Federal customers. We note that exhibit 10.1 contains an agreement between your company and CACI, from 2000. However, there is also a reference to a 2007 amendment to your CACI agreement that revises and expands your relationship, which does not appear to have been filed. As service revenues accounted for 22.2% of total revenues, tell us what consideration you gave to filing this agreement as a material contract pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please also provide an enhanced narrative discussion of the material aspects of this agreement, including the term of the agreement.

Manufacturing

3.   We note that you outsource your product manufacturing, and that for the Promina, NX and VX series, you outsource your manufacturing and testing to your primary contract manufacturer - Plexus. These products accounted for 76.1% of total revenues in fiscal 2009. In your 10-K**,** you reference an agreement with your primary contract manufacturer whose material terms are generally described, but this agreement does not appear to be filed. In a risk factor entitled "[w]e outsource our product manufacturing" you further disclose that that it would be difficult to quickly transfer manufacturing requirements to another vendor, and if the agreement was not renewed, that this would likely cause substantial delays in product shipments and adversely affect revenues. As you appear to be substantially dependent upon this contract, please advise as to the consideration given to filing it as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please also revise your disclosure to provide the term of this agreement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview and Highlights

4.   Please tell us what consideration you have given to expanding your overview to present a better view of your company through the eyes of management over both the short and long-term, including discussing the most important matters on which your management focuses on in evaluating your financial condition and operating performance, including your key prospects for future growth and material risks and opportunities, as well as any currently known trends, events and uncertainties that

are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. For example:

- Your Chief Executive Officer (CEO) discussed in your earnings call for the first quarter of fiscal 2010 that while you are going to see from time-to-time Promina order spikes, the long term trend for this product is declining, and that you expect to see increasing acceptance of IP-based solutions that can integrate legacy TDM with VoIP, as you transition to an IP-driven company;

- Within the IP-business, your CEO also highlighted in your earnings calls for both the fourth quarter of fiscal 2009 and the first quarter of fiscal 2010 that you are looking to expand your presence in the Unified Communication (UC) market, by driving your UC pilot programs with enterprise customers, particularly for large scale deployments, in addition to growing opportunities in the SIP trunking market;

- Your CEO also discussed in your earnings call for the fourth quarter of fiscal 2009 that the Defense Information Systems Agency (DISA) is buying less Promina products and moving to all IP-backbone being built by CISCO and Juniper, with your products only being installed for access and aggregation, which he states is a trend that is irreversible.

See Section III of SEC Release No. 33-8350 for additional guidance.

Results of Operations

5.   Your Chief Executive Officer discusses both in his letter to shareholders and in your earnings calls for the fourth quarter of fiscal 2009 and the first quarter of fiscal 2010 that you are seeing larger pilots from Fortune 1000 global companies. He indicates that you had 69 pilots that converted to adoption status last year, and that at the end of last year you had 120 pilots under way. At the end of the first quarter of 2010, he discussed that you had increased that number to 300 UC pilots underway. Please tell us what consideration you have given to providing both the number of programs underway and the number that have converted to adoption status, as these appear to be metrics that your management follows to assess your business, as well as providing an enhanced narrative discussion about these pilot programs, such as what products are involved, the type of companies participating, and if limited to North America or also other geographic markets. See Section III. B of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

6.   We note from your response to prior comment number 2 in your letter dated December 11, 2006 that the VSOE of fair value for post-contract support services (PCS) is based on the contractual renewal rate. Please tell us how you determined such rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentages of your customers actually renew at such rates.

7.   We note that you sell your products through indirect channels (i.e., resellers and distributors). Please explain your revenue recognition policy for products sold through indirect channels. For instance, tell us whether revenue from your resellers are recognized on a sell-in or sell-through basis. Also, tell us whether you offer resellers price protection and if so, tell us how you account for such contingencies. Further, tell us how you considered including a discussion of your revenue recognition policy as it relates to indirect sales in your footnote disclosures.

8.   We note your disclosures in MD&A where you indicate that through a contractual arrangement, CACI sells services for the Company and "revenue from maintenance and training services is shared between the companies, with the percentage determined based upon revenue levels." Please clarify the terms of this agreement and explain how revenue from this arrangement is generated and recognized. Refer to the authoritative guidance that supports your accounting.

Item 9A. Controls and Procedures

9.   Please clarify and disclose in future filings, if correct, that you are using the definition of controls and procedures outlined in Rule 13a-15(e) of the Exchange Act. Currently, you only refer to Section 302 of the Sarbanes Oxley Act of 2002 and Sections 13 and 15 of the Exchange Act generally. This comment is also applicable to your Form 10-Q for the quarter ended June 26, 2009.

Part III

Item 13. Certain Relationships and Related Transactions and Director Independence (incorporated by reference from Definitive Proxy Statement)

10.   You disclose that the audit committee considers at each regular quarterly meeting any transaction between the company and a related person. You further disclose that this is done pursuant to its master agenda, not any written policies or procedures. However, there is no further discussion about any policies or procedures that the

committee uses in its review of a related party transaction. Please disclose the policies and procedures for the review, approval, or ratification of any related party transaction, including the types of transactions covered and the standards to be applied in reviewing such transactions. As not in writing, please disclose how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

Form 8-K Filed July 23, 2009

11.   We note that you disclose non-GAAP net loss. Your current disclosures regarding the reasons for presenting this non-GAAP measure is overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Please tell us how you considered Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.   In this regard, tell us how you considered providing the following disclosure:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please provide supplemental disclosures that you intend to include in your future Forms 8-K to comply with the concerns noted above.

Form 10-Q for the Fiscal Quarter Ended June 26, 2009

General

12.   Your Chief Executive Officer discussed in your earnings call for the first quarter of fiscal 2010 that the Dubai Executive Council is deploying the VX series in its operations in the United Arab Emirates. He also refers to nearly a dozen other pilot programs in "other Middle Eastern Countries." Please tell us in what countries these dozen other pilot programs are operating.

Item 1. Financial Statements

Note 4. Loss per Share

13.   Please tell us how you considered FSP EITF 03-6-1. In this regard, we note that the
        Company has outstanding non-vested restricted stock grants and these restricted
        shares contain dividend rights.

Note 9. Contractual Obligations and Commercial Contingencies

14.   Please tell us how you considered FSP APB 14-1 with respect to your convertible
        senior notes and your redeemable convertible subordinated debentures.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Revenue

15.   Although you disclose that you have experienced material changes in revenues
        during the period covered, you have not discussed in significant detail the
        underlying business conditions and factors contributing to these changes. For
        example, you disclose that product revenue was higher in fiscal 2010 principally due
        to a 66% increase from government customers, as well as higher VoIP sales. This
        increase appears to have been partially offset by a 15% decrease in product revenue
        from commercial customers, attributable to a decline in Quintum revenue affected
        by the global recession. We note that in your earnings call for the first quarter of
        fiscal 2010 your Chief Financial Officer discusses that product revenue from your
        government business was $11.6 million compared to $6 million in the prior quarter
        and $7 million from the first quarter of fiscal 2009. He further explains that you
        started to see an increase in government purchasing activity which continued
        through this quarter. Please tell us what consideration you have given to expanding
        your disclosure here and in future filings to identify from which government or
        enterprise customers you experience material increases or decreases in sales,
        providing both quantitative disclosure as well as a qualitative discussion of why
        such changes occurred relative to prior fiscal periods and if such changes are driven
        by changes in the sales activity of your Promina platform, or IP-based solutions such
        as the VX, or both. In this regard, we note your Chief Executive Officer's
        discussion in your first quarter earnings call that the Marine Corp order had both VX
        and Promina. See Sections III.D-E of SEC Release 33-6835 for further information.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 and Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Attorney Adviser, at (202) 551-3271 and Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief